Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

This Supplemental Indenture, dated as of March 28, 2008 (this “Supplemental Indenture”), is entered into by and among AGY Holding Corp. (together with its successors and assigns, the “Company”), the Guarantors under (and as defined in) the Indenture referred to below and U.S. Bank National Association, as Trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the Company, the Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of October 25, 2006 (as amended, supplemented, waived or otherwise modified, the “Indenture”), pursuant to which an aggregate principal amount of $175.0 million of 11% Senior Second Lien Notes due 2014 of the Company (the “Securities”) were issued and are outstanding;

WHEREAS, Section 9.02 of the Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture, subject to certain exceptions, with the consent of the Holders (as defined in the Indenture) of at least a majority in aggregate principal amount of the Securities then outstanding;

WHEREAS, the Company distributed a Consent Solicitation Statement dated March 18, 2008 (the “Statement”) in order to, among other things, solicit consents from the Holders to certain amendments to the Indenture (the “Amendments”);

WHEREAS, Holders of at least a majority in principal amount of the Securities outstanding have given and, as of the date hereof, have not withdrawn, their consent to the Amendments; and

WHEREAS, this Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and the Guarantors.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recitals hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

AMENDMENTS

SECTION 2.1. Amendment to Section 1.01. The definition of “Consignment Agreement” in Section 1.01 of the Indenture is hereby deleted and replaced in its entirety with the following:

““Consignment Agreement” means the Consignment Agreement, dated August 25, 2005, between The Bank of Nova Scotia (as successor to Bank of America, N.A., f/k/a Fleet Precious Metals Inc.) or its successors and AGY Holding Corp., and any amendment, restatement or replacement (including lease agreements relating to the lease of metal alloys or other agreements or arrangements for the lease or purchase of metal alloys (provided that, to the extent such agreements or arrangements result in a purchase money Lien in favor of another party to such agreements or arrangements, the aggregate amount of alloy (in ounces) that may be held by the Company under such agreements or arrangements at any time shall not exceed the maximum amount of alloy (in ounces) that could have been obtained under the terms of the Consignment Agreement as in effect on October 25, 2006)) thereof to the extent that the terms of any such amendment, restatement or replacement are not, taken as a whole, disadvantageous to the holders of the Notes in any material respect.”

ARTICLE III

MISCELLANEOUS

SECTION 3.1. Effectiveness of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company, each of the Guarantors and the Trustee, the Indenture shall be supplemented in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby; provided, that the amendments to the Indenture set forth in Article II of this Supplemental Indenture shall not become operative, and shall not have the effect of amending or otherwise modifying the terms of the Indenture in any way, unless and until the conditions to the solicitation of Holders to the Amendment set forth in the Statement are satisfied or waived.

SECTION 3.2. Trust Indenture Act Controls. If and to the extent that any provision of this Supplemental Indenture limits, qualifies or conflicts with another provision that is required to be included in this Supplemental Indenture by the TIA, the provision required by the TIA shall control. Each Guarantor, in addition to performing its obligations under its Guaranty, shall perform such other obligations as may be imposed upon it with respect to this Supplemental Indenture under the TIA.

SECTION 3.3. Successors. All agreements of the Company and each Guarantor in this Supplemental Indenture and the Securities shall bind their respective successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

SECTION 3.4. Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders from time to time and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.5. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.6. Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.7. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect without offset, defense on counterclaim. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

SECTION 3.8. Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.9. Headings. The headings of the Articles and the Sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

SECTION 3.10. Trustee. The Trustee makes no representations as to the validity or sufficiency of this supplemental Indenture. The recitals and statements herein are deemed to be those of the Company and the Guarantors and not of the Trustee.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

AGY HOLDING CORP.

By:	/s/ Wayne Byrne
Name:	Wayne Byrne
Title:	Chief Financial Officer

AGY AIKEN LLC

By:	/s/ Wayne Byrne
Name:	Wayne Byrne
Title:	Chief Financial Officer

AGY HUNTINGDON LLC

By:	/s/ Wayne Byrne
Name:	Wayne Byrne
Title:	Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Richard Prokosch
Name:	Richard Prokosch
Title:	Vice President